December 11, 2025

Angela Wang
Chief Executive Officer
Linkage Global Inc
2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

       Re: Linkage Global Inc
           Amendment No. 1 to Registration Statement on Form F-1
           Filed October 9, 2025
           File No. 333-289688
Dear Angela Wang:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1 filed October 9, 2025 Cover page

1. We re-issue comment 1 as to our request that you disclose the Conversion Price on the prospectus cover page.
Prospectus Summary, page 1

2. We re-issue comment 2 as to our request that you revise to disclose the total possible profit to be realized by the Selling Stockholder assuming the floor price.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 December 11, 2025
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Rucha Pandit at 202-551-6022 or Mara Ransom at 202-551-3264 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Shane Wu